Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013	$8,941,000	$1,024.64

(1)

The total filing fee of $1,024.64 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 157 dated December 19, 2011 (To Product Supplement No. 5 dated June 17, 2010, Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K ETF Linked Securities Upside Participation To A Cap And Contingent Downside Protection

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

■  Linked to the iShares® MSCI EAFE Index Fund

■   150% participation in the upside performance of the iShares MSCI EAFE Index Fund, subject to a capped value of 131% of the original offering price per note

■  Protection against a decline in the iShares MSCI EAFE Index Fund as long as the ending price has not declined by more than 40% from the starting price

■   Full downside exposure to decreases in the value of the iShares MSCI EAFE Index Fund if the ending price has declined by more than 40% from the starting price

■  Term of approximately 2 years

■  No periodic interest payments

■  May lose some, or all, of the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-8.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	—	100%
Total	$8,941,000	—	$8,941,000

(1)

The original offering price specified above includes structuring and development costs and offering expenses. The structuring and development costs total approximately $20.68 per $1,000 note. See “Plan of Distribution” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes. Wells Fargo Securities, LLC may also pay a referral fee of up to 0.50% of the original offering price of the notes to Wells Fargo Advisors, LLC, an affiliate of Wells Fargo, from the structuring and development costs.

Wells Fargo Securities

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Investment Description

The Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return if the value of the iShares MSCI EAFE Index Fund (the “Fund”) increases from its starting price to its ending price, provided that the amount received per note will not be more than the capped value of 131% of the original offering price per note, (ii) return of principal if, and only if, the ending price of the Fund does not decline by more than 40% from the starting price and (iii) full exposure to decreases in the value of the Fund from the starting price if the ending price declines by more than 40% from the starting price, in each case subject to the credit risk of Wells Fargo. If the ending price declines by more than 40% from the starting price, you will lose some, and possibly all, of the original offering price of your notes.

The Fund is an exchange traded fund that seeks to track the MSCI EAFE Index, an equity index that is designed to measure equity performance in developed markets, excluding the United States and Canada.

You should read this pricing supplement together with product supplement no. 5 dated June 17, 2010, the prospectus supplement dated April 23, 2010 and the prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the product supplement.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

¡	Product Supplement No. 5 dated June 17, 2010 and filed with the SEC on June 17, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510141428/d424b2.htm

¡	Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009 filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091748/d424b2.htm

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”). The notes are not sponsored, endorsed, sold or promoted by BTC, its affiliate, BlackRock Fund Advisors (“BFA”) or iShares Trust. None of BTC, BFA or iShares Trust makes any representations or warranties to the holders of the notes or any member of the public regarding the advisability of investing in the notes. None of BTC, BFA or iShares Trust will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the notes or in connection with Wells Fargo & Company’s use of information about the iShares® MSCI EAFE Index Fund.

PRS-2

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Investor Considerations

We have designed the notes for investors who:

¡

seek exposure to the upside performance of the Fund and desire to enhance any increase in the Fund, in each case subject to the capped value, and want to protect against a decline of up to 40% in the Fund by:

☐	participating 150% in any increase in the ending price over the starting price, subject to the capped value of 131% of the original offering price per note; and

☐	protecting against any decline in the Fund, as long as the ending price has not declined by more than 40% from the starting price;

¡

understand that if any decline in the ending price is more than 40% of the starting price, they will be fully exposed to the decrease in the Fund from the starting price and will lose some, and possibly all, of the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the value of the Fund to decrease more than 40% from its starting price;

¡	seek full exposure to the upside performance of the Fund;

¡	seek full return of the original offering price of the notes at stated maturity;

¡	seek current income;

¡	are unwilling to accept the risk of exposure to developed equity markets, excluding the United States and Canada;

¡	seek exposure to the Fund but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Fund generally, or to the exposure to the Fund that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

PRS-3

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Terms of the Notes

Market Measure:	iShares MSCI EAFE Index Fund (the “Fund”)

Pricing Date:	December 19, 2011.

Issue Date:	December 22, 2011.

The “redemption amount” per note will equal: • If the ending price is greater than the starting price: the lesser of: (i) the original offering price per note plus:

original offering price per note	x	ending price – starting price	x participation rate	; and
starting price

Redemption Amount:

(ii)    the capped value;

• If the ending price is less than or equal to the starting price, but greater than or equal to the threshold price: the original offering price per note; or

• If the ending price is less than the threshold price: the original offering price per note minus:

original offering price per note	x	starting price – ending price
starting price

If the ending price is less than the threshold price, you will lose some, and possibly all, of the original offering price of your notes.

Stated Maturity Date:	December 23, 2013, subject to postponement if a market disruption event occurs or is continuing.

Starting Price:	$47.90, the fund closing price of the Fund on the pricing date.

Ending Price:	The “ending price” will be the fund closing price of the Fund on the calculation day.
Capped Value:	The “capped value” is 131% of the original offering price per note ($1,310 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Threshold Price:	$28.74, which is equal to 60% of the starting price.

PRS-4

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Terms of the Notes (Continued)

Participation Rate:	150%

Calculation Day:	December 16, 2013 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Material Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. The discussion below supplements the discussion under “United States Federal Income Tax Considerations” in the product supplement and is subject to the limitations and exceptions set forth therein.

The terms of the notes require you and Wells Fargo (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize and treat a note as a pre-paid derivative contract with respect to the Fund. If the notes are so characterized and treated (and such characterization and treatment is respected by the Internal Revenue Service (the “IRS”)), and subject to the discussion of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), below, you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations—Alternative Treatments” on page PS-23 of the product supplement. For example, the IRS could treat a note as a single debt instrument subject to special rules governing contingent payment obligations.

Although not entirely clear, it is possible that the purchase and ownership of the notes will be treated as a “constructive ownership transaction” which would be subject to the constructive ownership rules of Section 1260 of the Code. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such recharacterized capital gain) to the extent that such capital gain exceeds the “net underlying long-term capital gain” as defined in Section 1260 of the Code in respect of the notes (such excess, the “Excess Gain Amount”). Although the matter is not entirely clear, we believe that it is more likely than not that the “net underlying long-term capital gain” in respect of the notes should equal the amount of long-term capital

PRS-5

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Terms of the Notes (Continued)

gain that you would have realized had you purchased an actual interest in the Fund on the date that you purchased your notes (in an amount equal to the number of shares of the Fund that are referenced by your notes, after taking into account the participation rate) and sold such interest in the Fund on the date of the sale, exchange or maturity of the notes. If the “net underlying long-term capital gain” is determined in this manner, the Excess Gain Amount in respect of the notes at maturity should be zero because the maturity payment under the notes will only reflect the appreciation, if any, in the value of the shares of the Fund and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the Fund. Under this approach, the application of the constructive ownership rules would thus not have any adverse effects to you. However, it is possible that the Excess Gain Amount could be greater than zero if the IRS successfully asserts that the number of the shares of the Fund used to determine the Excess Gain Amount should be calculated by dividing the amount you paid for your notes by the price of the shares of the Fund on the date you acquired your notes, as opposed to making such determination based on the actual number of shares of the Fund that, after taking into account the participation rate, are effectively referenced in determining the actual return on your notes. Because the application of the constructive ownership rules is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering, among other things, whether holders of instruments such as the notes should be required to accrue ordinary income on a current basis, whether additional gain or loss upon the sale or maturity of such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Similarly, the IRS and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could, in any case, increase the likelihood that you will be required to accrue income over the term of an instrument such as the notes even though you will not receive any payments with respect to the notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

You are urged to read the more detailed discussion in “United States Federal Income Tax Considerations” on page PS-22 of the product supplement and to consult your own tax advisor.

PRS-6

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Terms of the Notes (Continued)

Agent:	Wells Fargo Securities, LLC, acting as principal. The agent may resell the notes to other securities dealers at the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC (“WFA”), one of our affiliates. The agent may also pay a referral fee of up to 0.50% of the original offering price of the notes to WFA from the structuring and development costs disclosed on the cover page of this pricing supplement.

Supplemental Plan of Distribution:	The notes may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan but may not be offered or sold in Taiwan. See “Plan of Distribution” in the prospectus supplement for additional selling restrictions.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP:	94986RGV7

PRS-7

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Risk Factors

The risks set forth below are discussed more fully in the product supplement.

•	You May Lose Up To All of Your Investment.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned The Shares Of An Exchange Traded Fund.

•	Historical Values Of A Market Measure Or The Securities Included In A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect An Exchange Traded Fund Or Its Related Underlying Index May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In An Exchange Traded Fund Or Its Underlying Index.

•	We And Our Affiliates Have No Affiliation With Any Of The Sponsors And Are Not Responsible For Their Public Disclosure Of Information.

•	An Investment Linked To The Shares Of An Exchange Traded Fund Is Different From An Investment Linked To The Related Underlying Index.

•	You Will Not Have Any Shareholder Rights With Respect To The Shares Of Any Exchange Traded Fund.

•	Anti-dilution Adjustments Relating To The Shares Of An Exchange Traded Fund Do Not Address Every Event That Could Affect Such Shares.

•	An Investment In The Notes Is Subject To Risks Associated With Foreign Securities Markets.

•	Exchange Rate Movements May Impact The Value Of The Notes.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

PRS-8

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Risk Factors (Continued)

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-9

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on the capped value of 131% or $1,310 per $1,000 note, a participation rate of 150% and a threshold price equal to 60% of the starting price. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending price and the term of your investment.

PRS-10

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), assuming hypothetical ending prices as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Starting price: $47.90

Hypothetical ending price: $55.00

Since the hypothetical ending price is greater than the starting price, the redemption amount would equal:

$1,000 +	$1,000	x	55.00 – 47.90	x 150%	= $	1,222.34
47.90

On the stated maturity date you would receive $1,222.34 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Starting price: $47.90

Hypothetical ending price: $65.00

The redemption amount would be equal to the capped value since the capped value is less than:

$1,000 +	$1,000	x	65.00 – 47.90	x 150%	= $	1,535.49
47.90

On the stated maturity date you would receive $1,310.00 per $1,000 note.

In addition to limiting your return on the notes, the capped value limits the positive effect of the participation rate. If the ending price is greater than the starting price, you will participate in the performance of the Fund at a rate of 150% up to a certain point. However, the effect of the participation rate will be progressively reduced for ending prices that are greater than 120.67% of the starting price since your return on the notes for any ending price greater than 120.67% of the starting price will be limited to the capped value.

PRS-11

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Hypothetical Payments at Stated Maturity (Continued)

Example 3. Redemption amount is equal to the original offering price:

Starting price: $47.90

Hypothetical ending price: $37.50

Threshold price: $28.74, which is 60% of the starting price

Since the hypothetical ending price is less than the starting price, but not by more than 40%, you would not lose any of the original public offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

Example 4. Redemption amount is less than the original offering price:

Starting price: $47.90

Hypothetical ending price: $25.00

Threshold price: $28.74, which is 60% of the starting price

Since the hypothetical ending price is less than the starting price by more than 40%, you would lose a portion of the original public offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	47.90 – 25.00	= $	521.92
47.90

On the stated maturity date you would receive $521.92 per $1,000 note.

To the extent that the ending price differs from the values assumed above, the results indicated above would be different.

PRS-12

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

Hypothetical Returns

The following table illustrates, for a range of hypothetical ending prices of the Fund:

•	the hypothetical percentage change from the starting price to the hypothetical ending price;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending price	Hypothetical percentage change from the starting price to the hypothetical ending price	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
71.85	50.00%	$1,310.00	31.00%	13.93%
67.06	40.00%	$1,310.00	31.00%	13.93%
62.27	30.00%	$1,310.00	31.00%	13.93%
57.80	20.67%	$1,310.00	31.00%	13.93%
55.09	15.00%	$1,225.00	22.50%	10.38%
52.69	10.00%	$1,150.00	15.00%	7.09%
47.90(2)	0.00%	$1,000.00	0.00%	0.00%
43.11	-10.00%	$1,000.00	0.00%	0.00%
40.72	-15.00%	$1,000.00	0.00%	0.00%
38.32	-20.00%	$1,000.00	0.00%	0.00%
33.53	-30.00%	$1,000.00	0.00%	0.00%
28.74	-40.00%	$1,000.00	0.00%	0.00%
28.26	-41.00%	$ 590.00	-41.00%	-24.65%
23.95	-50.00%	$ 500.00	-50.00%	-31.74%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The starting price.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual ending price.

PRS-13

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

iShares MSCI EAFE Index Fund

The iShares MSCI EAFE Index Fund is an exchange traded fund that seeks to track the MSCI EAFE Index, an equity index that is designed to measure equity performance in developed markets, excluding the United States and Canada. As of the date of this pricing supplement, the current Trust Prospectus relating to the iShares MSCI EAFE Index Fund is dated December 1, 2011, which is part of Post-Effective Amendment No. 626 to the Registration Statement filed with the SEC on Form N-1A, on November 21, 2011 under the Securities Act and the Investment Company Act (File Nos. 333-92935 and 811-09729). The following developed market country indices are included in the MSCI EAFE Index: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. As described in the Trust Prospectus, the iShares EAFE Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI EAFE Index is concentrated. See “The iShares MSCI EAFE Index Fund” in Annex A to the product supplement for additional information about the iShares MSCI EAFE Index Fund. The information about the iShares MSCI EAFE Index Fund contained herein updates the information in the product supplement.

We obtained the closing prices listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the value of the iShares MSCI EAFE Index Fund at any time from Bloomberg under the symbol “EFA” or from the iShares website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the iShares website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing prices of the Fund for the period from August 17, 2001 to December 19, 2011. The closing price on December 19, 2011 was $47.90.

PRS-14

Growth Securities Notes Linked to the iShares® MSCI EAFE Index Fund due December 23, 2013

iShares MSCI EAFE Index Fund (Continued)

The following table sets forth the high and low closing prices, as well as end-of-period closing prices, of the Fund for each quarter in the period from August 17, 2001 through September 30, 2011 and for the period from October 1, 2011 to December 19, 2011.

	High	Low	Last
2001
August 17, 2001 to September 30, 2001	$42.91	$34.17	$37.64
Fourth Quarter	$40.86	$37.44	$39.77
2002
First Quarter	$40.76	$36.10	$40.03
Second Quarter	$41.81	$37.82	$39.52
Third Quarter	$39.60	$30.43	$31.73
Fourth Quarter	$34.97	$30.00	$33.00
2003
First Quarter	$34.15	$28.81	$30.20
Second Quarter	$37.77	$30.67	$36.10
Third Quarter	$40.38	$36.07	$39.00
Fourth Quarter	$45.59	$40.22	$45.59
2004
First Quarter	$48.10	$45.12	$47.20
Second Quarter	$48.10	$43.38	$47.67
Third Quarter	$47.40	$44.47	$47.13
Fourth Quarter	$53.42	$47.13	$53.42
2005
First Quarter	$55.25	$51.26	$52.96
Second Quarter	$53.83	$51.28	$52.39
Third Quarter	$58.48	$51.95	$58.10
Fourth Quarter	$60.94	$54.72	$59.43
2006
First Quarter	$65.38	$60.33	$64.92
Second Quarter	$70.58	$59.46	$65.39
Third Quarter	$68.36	$61.70	$67.75
Fourth Quarter	$74.33	$67.94	$73.22
2007
First Quarter	$76.72	$70.90	$76.26
Second Quarter	$81.78	$76.50	$80.77
Third Quarter	$83.62	$73.94	$82.59
Fourth Quarter	$86.10	$78.24	$78.50
2008
First Quarter	$78.35	$68.31	$71.90
Second Quarter	$78.52	$68.10	$68.70
Third Quarter	$68.04	$53.08	$56.30
Fourth Quarter	$55.88	$35.71	$44.87
2009
First Quarter	$45.44	$31.69	$37.59
Second Quarter	$49.04	$38.57	$45.81
Third Quarter	$55.81	$43.91	$54.70
Fourth Quarter	$57.28	$52.66	$55.30
2010
First Quarter	$57.96	$50.45	$56.00
Second Quarter	$58.03	$46.29	$46.51
Third Quarter	$55.42	$47.09	$54.92
Fourth Quarter	$59.46	$54.25	$58.23
2011
First Quarter	$61.91	$55.31	$60.09
Second Quarter	$63.87	$57.10	$60.14
Third Quarter	$60.80	$46.66	$47.75
October 1, 2011 to December 19, 2011	$55.57	$46.45	$47.90

PRS-15